UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 July 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Invitation to members of the press

Press Conference Q2 and Half Year Results TNT N.V., 24 July 2006

24 July 2006

TNT Invitation to members of the press

Press Conference Q2 and Half Year Results TNT N.V.

Ladies and Gentlemen,

TNT N.V. will publish its 2006 Q2 and Half Year Results on Monday, 31 July 2006 at 08.00 hrs (Amsterdam time). On behalf of the TNT Board of Management, I am pleased to invite you to the press conference, where Chief Executive Officer Peter Bakker and Chief Financial Officer Henk van Dalen will provide further details of the results.

The venue of the conference will be the TNT Corporate Head Office, Building 2

Neptunusstraat 71 in Hoofddorp, The Netherlands.

If you are not able to attend the press conference you can follow the presentation by a simultaneous webcast. This webcast will be available through our website http://group.tnt.com. If you would like to ask questions during the Q&A-session you can dial in at # 0031 (0)20 531 58 21.

PROGRAMME

07.30 hrs:	Registration at TNT Corporate Head Office

08.00 hrs:	Press release available

08.55 hrs:	If you want to follow the webcast and want to be able to ask questions during the Q&A- session, please call in at the following number: 0031 (0)20 531 58 21

09.00 hrs:	Presentation 2006 Q2 and Half Year Results by Peter Bakker, Chief Executive Officer and Henk van Dalen, Chief Financial Officer.

10.30 hrs:	End of press conference

Transportation:

The TNT shuttle bus will be available for transportation to and from Amsterdam Schiphol Airport. This will be parked under the large video screen in front of the main airport concourse. Please let us know if you wish to make use of this service.

Requirements:

To view or listen to the audio webcast a Windows Mediaplayer plug-in is required. If you do not have this installed on your computer, or if you need to upgrade from an earlier version of Windows Mediaplayer, you can download it from the Microsoft Windows Mediaplayer website at: http://www.microsoft.com/windows/windowsmedia/en/download/default.asp.

Please confirm your attendance by replying to this email before Friday 12.00 hrs 28 July 2006.

Thank you for your co-operation and we are looking forward to seeing you at the press conference.

Yours sincerely,

Pieter Schaffels

Director Media Relations

Route description head office TNT:

From Utrecht/Amsterdam/Schiphol Airport (A4)

Take the Aalsmeer/Hoofddorp exit on the A4 after the Schiphol Tunnel. Turn left on to Kruisweg. At the traffic lights after the railway viaduct (with the Holiday Inn Crown Plaza Hotel on the left hand side), turn left on to Van Heuven Goedhartlaan.

At the traffic lights take the second right into Planetenweg. Take the first right on to Neptunusstraat. You will find the TNT building right in front of you.

From The Hague/Rotterdam (A4)

Take the Aalsmeer/Hoofddorp exit on to A4. Turn left on to Kruisweg. At the traffic lights after the railway viaduct, you are at the Beukenhorst West exit. Turn left on to Van Heuven Goedhartlaan. Take the second right on the Planetenweg. Then take the first right on the Neptunusstraat. You will find the TNT building right in front of you.

From Haarlem (N201)

Take the N201 towards Hoofddorp (follow Kruisweg). At the exit before the railway viaduct you will find the Beukenhorst West. Turn right on to Van Heuven Goedhartlaan. Take the second right on to Planetenweg. Then take the first right on to Neptunusstraat. You will find the TNT building right in front of you.

By train (4 min. walk)

Disembark at Hoofddorp Station on the line between Amsterdam and The Hague. Walk eastwards to the end of the platform (direction Schiphol /Amsterdam) and turn left at the bottom of the stairs. Cross the Van Heuven Goedhartlaan at the traffic lights and continue along Planetenweg. Then take the first right on to Neptunusstraat. You will find the TNT building right in front of you.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 24 July 2006